MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

July 16, 2009

Via Edgar

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Macatawa Bank Corporation Form 10-K for December 31, 2008 Schedule 14A File Number 0-25927

Dear Mr. Friar:

        We have reviewed the comments in your letter dated June 17, 2009, with respect to Macatawa Bank Corporation (“Macatawa” or “the Company” or “we” or “us”). Please find our responses to your comments below. For your convenience, we have copied each of your comments immediately preceding our response.

10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 15

1.	In future filings, please provide key information relating to your risk factors. For example, on page 19 you discuss your ability to pay dividends in general terms but do not disclose that this actually occurred during 2008 until page 35.

RESPONSE: In future filings, we will provide key information relating to risk factors. For example, the proposed revised disclosure related to the risk factor associated with dividend payments would be as follows:

Securities and Exchange Commission
July 16, 2009

Our ability to pay dividends is limited by law and contract.

We are a holding company and substantially all of our assets are held by our bank. Our ability to continue to make dividend payments to our shareholders will depend primarily on available cash resources at the holding company and dividends from our bank. Dividend payments or extensions of credit from our bank are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We also are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures or Preferred Stock have not been made. We cannot assure you that our bank will be able to pay dividends to us in the future.

The declining economic conditions have led to increased provisions for loan losses and lower profitability for the Bank and Company. As such, we temporarily suspended the cash dividend to common shareholders since the second quarter of 2008 to preserve capital at the Bank and Company. Capital levels for the Bank and Company continue to be maintained at levels well in excess of regulatory minimums for banks and bank holding companies. The Company’s Board of Directors has and will continue to evaluate quarterly its ability to reinstitute the cash dividend to common shareholders based upon the current and expected outlook for capital and profitability.

Legal Proceedings, page 20

2.	In future filings, please revise to clearly set out the basis for the claims against the company in the Trade Partners matter. Also, disclose the extent of the company’s possible liability and quantify any reserve the company has established with respect to such liability, or the lack thereof.

RESPONSE: A substantial majority of the Trade Partners claims have been settled effective June 17, 2009, as disclosed in more detail in our Form 8-K report filed on June 19, 2009. To the extent any material Trade Partners litigation remains unresolved, in future filings we will disclose the extent of our possible liability and quantify any reserve established or lack thereof.

3.	We note that the date for satisfaction of Amended Agreement contingencies has passed. Please advise what consideration has been given to filing a Form 8-K to disclose the outcome of this situation.

RESPONSE: On June 19, 2009, we filed a Form 8-K disclosing the completion of the settlement with respect to plaintiffs representing approximately 91.3% of the total number of plaintiffs and 91.6% of the total dollar amount of claims.

Securities and Exchange Commission
July 16, 2009

Item 8: Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16 – Federal Income Taxes, page 66

4.	Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also paragraph 103). Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

RESPONSE: Prior to the closing of the Company’s accounting records for each reporting period, management completes an analysis of both its State and Federal tax positions, including an evaluation of its deferred tax assets, in accordance with generally accepted accounting principles. The evaluation of deferred tax assets is done in accordance with paragraphs 23 and 24 of SFAS No. 109.

The analysis at the reporting periods ended December 31, 2008 and March 31, 2009 were as follows:

December 31, 2008:

In 2008, the Company had a loss before income taxes of $47.2 million. Excluding non-tax deductible goodwill of $26 million, the loss before income taxes was approximately $21.3 million. The full 2008 net tax loss will be carried back to 2006 and a $5.3 million benefit will be recovered, as taxes paid in 2006 were in excess of the 2008 tax benefit. Approximately $7.7 million in federal income taxes were paid for in 2007. Of this, $7.2 million could be recoverable through carryback of 2009 tax losses, if any. Based upon the Company’s December 31, 2008 tax computation, the Company held an approximate $15.2 million gross Deferred Tax Asset.

Due to the unique 2008 loss before income taxes and considering the shortfall of taxes paid and recoverable in carryback periods to support the full realization of its gross deferred tax asset, the following analysis was performed to confirm that a valuation allowance on deferred tax assets was not necessary at 12-31-08.

The Company evaluated its ability to realize this asset at 12-31-08 under SFAS No. 109 based upon a review of the available negative and positive evidence as follows.

Evaluation of Negative Evidence

•	Although the Company recorded a loss before income taxes in 2008, this was the first year since its de novo years in the late 1990s that it had recorded a loss before taxes for a year. In addition, the loss was directly related to significant credit losses (which the Company had not experienced at this level in its history) during a unique year for the financial services industry, which was also experiencing historically high credit losses. The full year loss for 2008 was due to losses before income taxes in the second and fourth quarters. The Company had income before income taxes in the first and third quarters. The losses in the second and fourth quarters were driven by $18.5 million and 13.9 million, respectively, of additional provisions for loans losses, leading to $37.4 million of loan loss provisions for the entire year. As noted above, the Company has not had a consistent history of losses before income taxes. In addition, future quarters were not expected to result in losses before income taxes as the economic conditions causing the loan losses were not expected to persist.

Securities and Exchange Commission
July 16, 2009

•	The Company’s cumulative losses before income taxes over the past three year period ending December 31, 2008 were approximately $5 million and included the fourth quarter impairment charge of $26 million of goodwill. The Company had no goodwill outstanding as of December 31, 2008. Excluding this non tax deductible charge, the Company had cumulative income before income taxes of approximately $21 million over the past three years.
•	Losses were not expected in early future years. The Company’s budget of future income for 2009 showed a “worst case” scenario of break-even (driven again entirely by credit losses at levels comparable to 2008 and considered worst case) and a typical year (with normalized losses) that would generate income before income taxes of over $13 million. Beyond 2009, forecast projections showed continuing increases in profitability.
•	The Company had a pending settlement from ongoing litigation that has now been resolved in June, 2009, although based upon the requirements necessary for settlement (see separate analysis) it was not considered “probable” at the time and no loss had been recorded. Based upon the terms at the time, the settlement would have resulted in an approximate $5.5 million gross taxable loss and created a resulting $2.0 million federal income tax benefit. This would have been a one-time charge and would not have adversely impacted future operations and profit levels. There were no other unsettled circumstances that would have adversely impacted future operations and profit levels.
•	The Company has had no tax credit or loss carryforwards that have expired unused.

Evaluation of Positive Evidence

•	The Company has a strong history of positive income before income taxes. Income before income taxes in the prior four years (2007, 2006, 2005, and 2004) was $13.0 million, $29.0 million, $30.7 million and $18.8 million. For 2008, assuming a more normalized provision for loan losses of $13 million, or 70 basis points of average loans, the Company would have recorded income before income taxes of approximately $3.2 million.

Securities and Exchange Commission
July 16, 2009

Based on these factors, the Company concluded that it would, more likely than not, fully realize the benefit of the recorded deferred tax asset at December 31, 2008 and that no valuation allowance for deferred tax assets was necessary.

March 31, 2009:

For 2009, approximately $7.2 million of taxes paid in 2007 could be recoverable through carryback. Based upon the Company’s March 31, 2009 tax computation, the Company held an approximate $15.9 million gross Deferred Tax Asset.

The Company reported a $6.9 million loss before income taxes for the first quarter of 2009. Considering the current period and loss before income taxes and considering the shortfall of taxes paid and recoverable in carryback periods to support the realization of its gross deferred tax asset, the following analysis was performed to confirm that a valuation allowance on deferred tax assets was not considered necessary at March 31, 2009.

The Company evaluated its ability to realize this asset at March 31, 2009 under SFAS No. 109 based upon a review of the available negative and positive evidence as follows.

Evaluation of Negative Evidence

•	The Company’s cumulative losses before income taxes over the past three year period ending March 31, 2009 were approximately $19 million, including the fourth quarter non-tax deductible goodwill impairment charge of $26 million. The Company had no goodwill outstanding as of March 31, 2009. Excluding this charge, the Company had cumulative income before income taxes of approximately $7 million over the past three years.
•	The results for 2008 represented the first full year since its de novo years in the late 1990s that it has recorded a loss before income taxes for a year. The loss before income taxes for the first quarter of 2009 and for the loss quarters in 2008 were directly related to significant credit losses (which the Company had not experienced at this level in its history) during a period of historically severe loan quality stress for the financial services industry. The full year loss for 2008 was due to losses before income taxes in the second and fourth quarters. The Company had income before income taxes in the first and third quarters. The losses in the first quarter of 2009 and in the second and fourth quarters of 2008 were driven by $10.5 million, $18.5 million and 13.9 million, respectively, of additional provisions for loan losses. Despite the quarterly losses, future quarters are not expected to result in losses before income taxes, as the current economic conditions causing the loan losses were not expected to persist.
•	Losses were not expected in early future years. The Company’s adjusted “most likely” forecast for the remainder of 2009 (which considered the first quarter loss) showed income before income taxes of $4.7 million. This considered an additional $7.3 million of loan loss provisions for the last nine months of 2009. The Company felt its current loan loss reserve had captured all the losses considered probable at March 31 based upon information known at the time. Beyond 2009, forecast projections showed continuing increases in profitability.

Securities and Exchange Commission
July 16, 2009

•	The Company had a pending settlement from ongoing litigation that has now been resolved in June, 2009, although based upon the requirements necessary for settlement (see separate analysis) it was not considered “probable” at the time and no loss had been recorded. Based upon the terms at the time, the settlement would have resulted in an approximate $5.5 million gross taxable loss and created a resulting $2.0 million federal income tax benefit. This would have been a one-time charge and would not have adversely impacted future operations and profit levels. There were no other unsettled circumstances that would have adversely impacted future operations and profit levels.
•	The Company has had no tax credit or loss carryforwards that have expired unused.

Evaluation of Positive Evidence

•	The Company has a strong history of positive earnings. Income before income taxes in the four years prior to 2008 (2007, 2006, 2005, and 2004) was $13.0 million, $29.0 million, $30.7 million and $18.8 million. For 2008, assuming a more normalized provision for loan losses of $13 million, or 70 basis points of average loans, the Company would have recorded income before taxes of approximately $3.2 million.

Based on these factors, the Company had concluded that it would, more likely than not, fully realize the benefit of the recorded deferred tax asset at March 31, 2009 and that no valuation allowance for deferred tax assets was necessary.

Note 18 – Contingencies, page 67

5.	We note your disclosure concerning the Trade Partners litigation in which you entered into a settlement agreement on October 6, 2008 (amended January 29, 2009). Please tell us the following concerning this litigation:

•	the number and percentage of plaintiffs and total dollar amount of claims that signed a release of claims at December 31, 2008, March 31, 2009 and May 20, 2009 (or any date later than May 20, 2009 if the date for plaintiffs to sign a release of claims was extended from the disclosed date in the March 31, 2009 10-Q);

RESPONSE: No plaintiffs had signed a release of claims as of December 31, 2008. The settlement agreement was amended January 29, 2009 to revise the mix of consideration to be paid to the plaintiffs. The federal court issued an order on February 23, 2009, finding the First Amended Settlement Agreement fair. This allowed plaintiffs’ counsel to communicate the revised mix of consideration to plaintiffs. On April 2, 2009, the company received a report from the plaintiffs indicating that approximately 227 plaintiffs representing approximately 18.92% of the total number of plaintiffs had signed and delivered a release. The report did not calculate the total percentage of dollar claims by those plaintiffs who had signed the release.

Securities and Exchange Commission
July 16, 2009

As of May 20, 2009, plaintiffs’ counsel reported that 96% of the plaintiffs representing 97% of claims had agreed to the settlement. This represented $5,460,658 of the $6,000,000 cash portion of the settlement, which included contributions previously disclosed from third party defendants and the bank’s insurance companies. Plaintiffs’ counsel did not provide the number of plaintiffs who had delivered a release. All reports by plaintiffs’ counsel remained subject to receipt and review of the signed releases.

June 17, 2009, was the “Final Settlement Date” as defined in the Settlement Agreement. On the Final Settlement Date, the Company settled with those plaintiffs who signed a release of their claims. The Company received and accepted signed releases from plaintiffs representing approximately 91.27% of the total number of plaintiffs and approximately 91.58% of the total dollar amount of all claims to be resolved.

•	the degree of probability of an unfavorable outcome (refer to paragraphs 8a and 37 of SFAS 5); and

RESPONSE:

Paragraph 37 of SFAS 5 states that if an unfavorable outcome is determined to be reasonably possible, but not probable, accrual is inappropriate but disclosure is required. As disclosed in the Company’s December 31, 2008, Form 10-K and March 30, 2009, Form 10-Q, significant contingencies contained in the Amended Agreement were beyond the Company’s control and there was no assurance about if and when such additional contingencies would be satisfied. The contingencies include the requirement that by no later than April 30, 2009, ninety-eight percent (98%) of the total number of plaintiffs and ninety-eight percent (98%) of the total dollar amount of the claims must be resolved by said plaintiffs signing a release of claims. There were approximately 1,200 plaintiffs located in 40 states and 13 different countries. Plaintiffs’ claims differed widely depending upon which of the many different escrow agreements to which they were a party.

The Company believed that resolving this litigation would be in the best interests of the Company and its shareholders. However, based on the significance of the contingencies precedent within the contingent settlement agreement, particularly given the geographic disparity of the plaintiffs, the complicated nature of their varied claims, and the lack of progress from the date of the initial contingent settlement agreement to the point of amendment, the Company did not believe it was probable at the time of filing the December 31, 2008, 10-K and March 31, 2009, 10-Q that the contingencies would be satisfied and the litigation settled as contemplated by the contingent settlement agreement.

Securities and Exchange Commission
July 16, 2009

If the contingencies were not satisfied, the Trade Partners litigation would not be settled and the litigation process would resume. If the litigation resumed, the Company intended to continue to vigorously defend these actions.

•	an estimate of the possible loss or range of loss, if estimable (refer to paragraphs 8b and 39 of SFAS 5).

RESPONSE:

As a condition for accrual of a loss contingency, paragraph 8b requires that the loss be reasonably estimable. As disclosed in the Company’s December 31, 2008 Form 10-K and March 30, 2009 Form 10-Q, the Company did not believe that the significant contingencies in the Amended Agreement would be met. If the contingencies were not met, the litigation would not be settled and the litigation process would resume. If resumed, the outcome, as disclosed in these filings, could involve less or more loss to the Company than the current proposed settlement offer. Accordingly, management determined that the loss was not estimable.

Schedule 14A

Voting Securities, page 2

6.	In future filings please disclose the natural persons who vote the shares beneficially owned by the listed parties.

RESPONSE: It does not appear to us that Item 403 requires disclosure of a natural person for investors such as Dimensional Fund Advisors LP, nor is this information ascertainable from t heir Form 13G. We advise the Staff that we do not know which natural person acts on behalf of Dimensional Fund Advisors LP. With respect to White Bay Capital, in future filings we will disclose the natural persons who vote the shares beneficially owned by the listed parties.

Draft disclosure for future proxy statements:

The last sentence of footnote 1 in future filings will read “Mr. David Van Andel is the managing member of White Bay Capital, LLC and has the authority to vote any common stock into which the Series A Preferred Stock may be converted.

Information about Directors, page 4

Securities and Exchange Commission
July 16, 2009

7.	In future filings please revise to disclose Mr. Smith’s prior experience as chairman of the board and CEO of the company. Also, disclose for Mr. DenHerder when he became chairman.

RESPONSE: Mr.Smith is no longer a director or CEO. In future filings we will disclose when Mr. Den Herder became chairman of the board.

Draft disclosure for future proxy statements:

“Mr. Den Herder became Chairman of the Board on February 9, 2009.”

“Prior to February 9, 2009, Mr. Smith served as Chief Executive Officer and Chairman of the Board.”

Executive Compensation, page 12

8.	Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings, please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

RESPONSE: Each year we carefully evaluate which of our officers are “executive officers” under SEC rules, and we will continue to do so in the future.

Committee Report on Executive Compensation, page 12

9.	We note that the Compensation Committee Report does not include the committee’s certification that it has reviewed with senior risk officers the senior executive officers’ incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

RESPONSE: We do not participate in the TARP Capital Purchase Program and are not subject to Interim Final Rule 73 FR 62205, October 20, 2008.

10.	We note that Mr. Smith was apparently the chairman and CEO during 2008 and is also named on page 12 as a member of the Executive Compensation Committee. Please revise the executive compensation section to carefully describe his work on the committee in developing his own compensation and that of the other named executive officers.

Securities and Exchange Commission
July 16, 2009

RESPONSE: Mr. Smith no longer serves as a director or executive officer. Since April 23, 2009, each of the members of our Compensation Committee has been an independent director. We supplementally advise you that in prior periods Mr. Smith excused himself from the compensation committee’s deliberations and votes concerning his compensation and the compensation of the other executive officers. We also advise you that historically the Compensation Committee’s recommendations have been reviewed and approved by our independent directors. As stated in the Executive Compensation section of the Proxy “The recommendations of the Compensation Committee were unanimously determined and approved by the independent Directors of the Board. The CEO and other executive officers were not present during voting and final deliberations regarding executive compensation.”

Compensation Consideration, page 13

11.	Please revise your disclosure in future filings to disclose the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv).

RESPONSE: In future filings we will disclose information on the peer group used to determine compensation levels. Our understanding is that disclosure of individual company names is not required for broad-based compensation surveys prepared by third parties.

Draft disclosure for future proxy statements:

“Amalfi Consulting, LLC included the following companies in the market data provided to the Company: (list entities) .

Annual Bonus, page 14

12.	Please tell us why you have not disclosed the referenced performance targets. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

RESPONSE: In future filings we will disclose the specific items of corporate performance taken into account as required by Item 402(b)(2)(v) of Regulation S-K. We do not take the position that such disclosure would result in competitive harm such that the targets may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
July 16, 2009

Draft disclosure for future proxy statements:

The following disclosure will be added to the Annual Bonus discussion, (1) Setting Company performance goals:

The Company performance goal for the 2008 bonus program was established in December, 2007 and was based upon the net income of the Company exceeding the budget.

The following disclosure will be added to the Annual Bonus discussion, (3) Setting the Target Bonus:

In 2008 payments under this plan could range from 0% to 50% of the President and Chief Executive Officer’s base salary, 0% to 50% of the Executive Vice President’s base salary and 0% to 35% of the Senior Vice President and Chief Financial Officer’s base salary. However, the total bonus pool was limited to a percentage of the actual net income that exceeded budgeted net income.

Long Term Compensation, page 15

13.	In future filings, please revise to describe how the stock awards were determined, including why none were granted to Mr. Smith. Please refer to Item 402(b)(1)(v) of Regulation S-K.

RESPONSE: As disclosed in the Long-Term Incentive Compensation discussion in the Proxy, the Company’s long-term incentive compensation generally takes the form of a mix of stock option and restricted stock awards. The Compensation Committee considers market data on total compensation packages, the value of long-term incentive grants, total shareholder return, and, except in the case of the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Compensation Committee analyzed the factors as outlined in the Compensation section of the Proxy and determined that equity based compensation for Mr. Smith was not appropriate.

The Compensation Committee conclusion related to the already significant level of Mr. Smith’s ownership in the Company (3.8%). The Committee felt that additional stock-based ownership by Mr. Smith through stock awards would not any further align his interests with interests of the shareholders of the Company. In addition the Committee felt that Mr. Smith’s cash compensation already sufficiently rewarded him for his contributions to the Company.

In future filings we will describe how stock awards were determined including expanded discussion on individual awards.

Securities and Exchange Commission
July 16, 2009

Certain Relationships … page 21

14.	Please confirm, and revise in future filings to disclose, if accurate, that the loans and commitments referenced in the first paragraph were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

RESPONSE: Our proxy statement disclosed in the first paragraph under Certain Relationships and Transactions with Related Persons on page 21 that “All loans and commitments included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve an unusual risk of collectibility or present other unfavorable features.” We confirm that the referenced loans were on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. In future filings, we will use the exact wording “persons not related to the lender.”

* * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please do not hesitate to call me at (616) 494-7645.

Very truly yours, MACATAWA BANK CORPORATION /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer